Mail Stop 3561

<u>Via Fax & U.S. Mail</u>

Mr. Chad M. Utrup
Chief Financial Officer
6530 West Campus Oval
New Albany, Ohio 43054

>   **Re: Commercial Vehicle Group, Inc.**
>   **Form 10-K for the year ended December 31, 2005**
>   **Filed March 10, 2006**
>   **File No. 000-50890**

Dear Mr. Utrup:

We have reviewed your response letter dated September 14, 2006 and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended December 31, 2005

<u>Item 6. Selected Financial Data</u>

1. We note from your response to our prior comment 1 that you intend to continue to exclude from the Adjusted EBITDA measure, non-cash gain(loss) on forward exchange contracts. However, we continue to believe that this amount should not be adjusted from EBITDA in accordance with Item 10(e) of Regulation SK. Please revise your adjusted EBITDA amounts to exclude this recurring item as it is reasonably likely to recur. Also, because you have indicated that it is probable that the early extinguishment of debt charge will become immaterial or disappear within a near-term finite period, we will not object to your presentation of this amount in the adjustment of EBITDA for past periods. However, if you continue to incur charges on early extinguishment of debt in the future, we believe that you should revise your presentation so that the amount is not adjusted from EBITDA in any periods presented. Your future Forms 8-K should be similarly revised. Refer to Item 10(e) of S-K and questions 8 and 9 of the staff's "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures" dated June 13, 2003. Your future Forms 8-K should be similarly revised.

Note 3. Business Combinations, page 69

2. We note your response to our prior comment number 2 in which you explain your rationale for accounting for the customer relationship intangibles acquired in the Mayflower and Monona acquisitions as indefinite lived intangible assets. As you have acknowledged in your recent response, it is the staff's view that circumstances where customer relationship intangibles may be accounted for as indefinite lived intangible assets are extremely rare. While your response indicates a number of factors unique to the companies acquired which support the treatment of the customer relationship intangibles as indefinite lived intangibles, we believe that such circumstances warrant clear and robust disclosure of the treatment and the facts and circumstances which support this treatment in both the Critical Accounting Policies section of MD&A and the notes to your financial statements. Your revised disclosures in these areas should include detailed disclosures explaining the Company's rationale for treatment of these assets as indefinite lived intangibles and should address the barriers to entry that exist with respect to potential competitors and alternative suppliers. Your revised disclosures should also explain the concentration of revenues with a small number of large customers that exist with respect to each of the acquired entities as well as the existence of long-standing relationships with these customers by both the Company and the acquired entities which have in most cases exceeded a period of 40 years. This discussion may be supplemented by any additional factors which management believes support the use of an indefinite life. As part of your response, please supplementally provide us with your intended disclosures. We may have further comment upon receipt of your response.

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You may contact Claire Erlanger at (202) 551-3301 or me at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Linda Cvrkel
Branch Chief